Exhibit 12.3

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Six Months Ended June 30,
	2008	2007

Earnings
Income (loss) from Operations before Minority Interest and Income Taxes	$44	$(58)
Fixed Charges	399	390

Total Earnings	$443	$332

Fixed Charges
Interest Expense	$387	$379
Amortization of Debt Costs	8	7
Interest Element of Rentals	4	4

Total Fixed Charges	$399	$390

Ratio of Earnings to Fixed Charges (1)	1.11	-

(1) Earnings for the six months ended June 30, 2007 were insufficient to cover fixed charges by $58 million.
As a result of such deficiencies, the ratios are not presented above.